EXHIBIT 22.5

ACCOUNTANTS’ CONSENT

The Trustee of Paramount Energy Trust

We consent to the use in the preliminary prospectus constituting a part of this Registration Statement on Form F-1 (the “Prospectus”) of: (a) our report dated November 4, 2002 with respect to the consolidated balance sheet of Paramount Energy Trust as at June 30, 2002; and (b) our report dated November 4, 2002 with respect to the financial statements of the Paramount Resources Ltd. Northeast Alberta Properties, each of which contains an explanatory paragraph that refers to the disclosure of the differences between Canadian and United States generally accepted accounting principles.

In addition, we consent to reference to our firm under the heading “Experts” in the Prospectus.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
November 6, 2002